

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010





05073315

November 30, 2005

Stuart S. Moskowitz
Senior Counsel
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

Act: 1934
Section:
Rule: 14A-8
Public Availability: 11/30/2005

Re: International Business Machines Corporation
Incoming letter dated November 4, 2005

Dear Mr. Moskowitz:

This is in response to your letter dated November 4, 2005 concerning the shareholder proposal submitted to IBM by Edward Foster. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: Edward Foster
3805 Oxbow Village Lane NW
Albuquerque, NM 87120



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

November 4, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Subject: 2006 IBM Stockholder Proposal of Mr. Edward Foster

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I am enclosing six copies of this letter, together with an e-mail addressed to our Chairman and Chief Executive Officer, Samuel J. Palmisano, dated April 15, 2005 from Mr. Edward Foster (the "Proponent"), which e-mail included a stockholder proposal ("Proposal"). The e-mail is attached hereto as **Exhibit A**.

The pertinent part of the e-mail to Mr. Palmisano sets forth the following Proposal:

> **"I wish to submit a shareholder resolution for the 2006 annual meeting that you be terminated and the board replace you."**

IBM believes the Proposal may properly be omitted from the proxy materials for IBM's annual meeting of stockholders scheduled to be held on April 25, 2006 (the "2006 Annual Meeting") for the following reasons set forth below. To the extent that the reasons for omission stated in this letter are based on matters of law, these reasons are the opinion of the undersigned as an attorney licensed and admitted to practice in the State of New York.

THE PROPOSAL MAY BE OMITTED UNDER RULES 14a-8(b)(1), (b)(2) and (f) BECAUSE THE PROPONENT FAILED TO RESPOND WITH ANY INFORMATION REQUIRED UNDER SUCH RULES REGARDING HIS ELIGIBILITY TO SUBMIT A PROPOSAL, DESPITE THE TIMELY AND SPECIFIC REQUEST OF THE COMPANY FOR THE PROPONENT TO FURNISH SUCH REQUIRED INFORMATION.

Following receipt of the Proponent's e-mail stockholder proposal on April 15, 2005, the Company examined the submission, checked our stock records, and determined that the Proponent was **not** an IBM stockholder of record. In this connection, the Proponent, having submitted multiple proposals to IBM over the years, knew from his prior correspondence with the undersigned that he was not an IBM stockholder of record. As the subject of a no-action letter request from the undersigned on the very same question relating to providing proper proof his own beneficial stock ownership in December 2003, the Proponent was already aware of the fact that he needed to properly prove his continuous beneficial ownership under Rule 14a-8(b). International Business Machines Corporation (December 29, 2003)(proposal from

Mr. Edward Foster was properly excluded from IBM's 2004 proxy statement with the staff's concurrence based upon the Proponent's failure to supply, within 14 days of receipt of IBM's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b)).

Based upon the Proponent's prior history with the undersigned on the issue of his IBM stock ownership, the Proponent stated, ***sua sponte***, in his April 15 e-mail to Mr. Palmisano:

> **"Advise Mr. Moskowitz that I have received a proxy voting card (#1992657127656) again for the 2005 meeting as I did for the 2004 meeting. That constitutes continued stock ownership and that makes me eligible to submit a shareholder proposal."**

The Proponent provided IBM with no other information concerning his stock ownership at the time he filed the Proposal.

Since the Proponent was ***not*** a stockholder of record, and since the information set forth in the Proponent's e-mail could not serve to confirm the Proponent's continuous beneficial ownership of IBM stock under the SEC's regulations, the undersigned timely sent a letter to the Proponent on April 19, 2005, seeking proper proof of his beneficial ownership. **(Exhibit B)**. The Company's letter was sent via DHL Express (Tracking Number 14152375241) **(Exhibit C)**, and such letter was delivered to the Proponent on April 20, 2005 **(Exhibit D).** The 14 day period set forth in the Commission's regulations for the Proponent to respond with responsive information has long expired, and **no** response has ever been received to our April 19, 2005 letter requesting such information.

In our April 19, 2005 letter, we acknowledged receipt of the Proponent's April 15 e-mail. We courteously noted to the Proponent that we could not find him as a stockholder of record, and that the information he provided was not sufficient to substantiate proof of his *continuous* beneficial ownership of IBM stock under the SEC's regulations. Since the information furnished by the Proponent was insufficient to establish eligibility to file a stockholder proposal, we clearly described such SEC rules to the Proponent, as well as the Proponent's former record ownership history to him. We stated, in the <u>second</u> paragraph:

> ***In order to be eligible to submit a proposal for consideration at IBM's 2006 Annual Meeting, SEC Regulation 14A requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your e-mail, we diligently searched our books and records, but were unable to find you listed as a current IBM stockholder of record. In this connection, while we were able to see that you used to maintain three separate accounts of record over the years, we also note you closed the last of those accounts in January 2002.*** I am therefore now formally requesting from you proof of your IBM stockholdings, as required under the SEC's regulations, and as fully described for your reference in this letter.

(Exhibit B) (Emphasis added)

After stating that we needed for the Proponent to verify his share ownership, we also clearly noted the specific defects in what the Proponent had submitted to us. We first explained to him in the *third* paragraph of our letter that any interest in IBM stock the Proponent may be holding under a 401(k), IRA or elsewhere were ***not*** IBM shares of record, and as such, we could not verify his eligibility to submit a proposal from the information he furnished. We also clearly pointed out to the Proponent that the voting card number he referenced in his e-mail did not substantiate proof of *continuous* beneficial ownership under the SEC's regulations, and his eligibility to file a proposal. We wrote:

> If in fact you are an IBM stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2006 meeting of shareholders. ***In this connection, please understand that any interest in IBM stock you may hold under a 401(k), IRA or elsewhere are not IBM shares of record. As such, we have no way of verifying continuous beneficial ownership of those shares, and hence your eligibility to submit a proposal. Moreover, the voting card number you referenced in your e-mail to Mr. Palmisano does not substantiate proof of continuous beneficial ownership of IBM stock under the SEC's regulations.***
>
> **(See Exhibit B) (EMPHASIS ADDED)**

The Company then went on to outline, *in detail*, what the Proponent had to do to establish proper proof of IBM stock ownership under the SEC's regulations. In pertinent part, the Company wrote, in the *fourth* paragraph of our letter:

> ***If you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders.***
>
> **(See Exhibit *B) (EMPHASIS ADDED)***

Finally, the Company called to the Proponent's attention the Commission's 14-day time limitation to reply to the Company with all of the required information, writing in the *fifth* paragraph:

> ***Please note that all of the required documentation I've requested in this letter must be sent to directly to my attention at the above address within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit your submission in accordance with the SEC's regulations.***
>
> **(See Exhibit *B) (EMPHASIS ADDED)***

The Proponent never responded in any way to our April 19, 2005 letter.

ANALYSIS

A. The Proponent is <u>not</u> an IBM Stockholder of Record

In the first place, we wish to again make clear --as we did in our December 2003 no-action letter request to the SEC involving this same Proponent -- that the Proponent is **not** an IBM stockholder of record. In the Company's April 19, 2005 letter, we informed the Proponent that he was not listed as a stockholder of record of IBM common stock. The Company's stock transfer records are maintained by Equiserve Trust Company, N.A. If the Proponent was, in fact, an IBM stockholder of record, he would be so listed on our books and records, as maintained by Equiserve. He is not, in fact, listed as a current IBM stockholder of record. In this connection, as we did 2 years ago, we courteously noted that the Proponent had, *in the past*, held three separate accounts of record for IBM common stock, but that the last of these accounts was closed in January 2002. (See **Exhibit B**). As a result, that is why we asked the Proponent to provide proof of any ***beneficial ownership*** of IBM shares, in accordance with Rule 14a-8.

B. Providing the Company with a control number from a voting instruction card for shares owned beneficially cannot prove continuous beneficial ownership or eligibility to submit a proposal under Rule 14a-8(b).

The Proponent never responded to our April 19 request. The Proponent erroneously assumes that furnishing us with a control number from a voting instruction card he received for shares he holds beneficially as of the record date entitles him to submit a stockholder proposal. The fact that the Proponent may have held IBM stock beneficially as of a record date only serves to permit him to vote the shares he held. In this connection, in 2003, when the Proponent last filed a stockholder proposal, in response to our request for proper proof of his beneficial ownership, the Proponent informed IBM that he held stock at Schwab as well as in the IBM Savings Plan, a 401(k) arrangement (hereinafter, the "Savings Plan"). As the Proponent knows, IBM is **not** the record holder for either Schwab or the Savings Plan.

The Savings Plan is a 401(k) arrangement which allows eligible employees to defer a portion of their pay on a tax-favored basis into a tax exempt trust pursuant to Internal Revenue Service guidelines. The contributions are invested by the Trustee of the Savings Plan in a selection of investment funds, including an IBM Stock Fund, as directed by the employee. To the extent the Proponent this year may still hold a beneficial ownership interest in the IBM Stock Fund investment alternative under the Savings Plan, it is important to understand that any such ownership interest ***<u>does not</u>*** constitute record ownership in IBM common stock. The fact that the Proponent received a Proxy/Voting Instruction Card for shares he held in the Savings Plan as of the 2005 Record Date (February 25, 2005) cannot in any way serve to prove that Proponent continuously held the requisite amount of IBM securities for the relevant period. In this connection, State Street Bank and Trust Company, the Trustee of the Savings Plan, is the sole stockholder of record of IBM shares which are held in the IBM Stock Fund investment alternative under the Savings Plan, and the Proponent provided nothing from the record holder to verify his eligibility to submit a stockholder proposal.

As in our 2003 no-action letter request, there continues to be no basis for the Proponent to assume that IBM should go out to the record holder of his stock and verify for him his continuous beneficial ownership for Rule 14a-8 purposes. It is axiomatic that a registrant cannot be charged with the responsibility of tracking down the beneficial holdings of individual participants in a fund where record ownership is held by a wholly unrelated entity. In this connection, the SEC has made clear that it is up to each individual beneficial holder of shares to secure, upon the Company's request, proper proof of their continuous beneficial holdings from the record holder. The Proponent never did this, despite our specific request. The fact that the Proponent has this year furnished us with a Voting Instruction Card under which Card he provides the Trustee with voting instructions for shares he holds as of the record date does not constitute proper proof of beneficial ownership under the SEC's regulations.

Even if the Proponent held a sufficient amount of IBM shares as of the 2005 Record Date (February 25, 2005), that information does not in any event serve to verify that he continuously held shares for the relevant time period required under Rule 14a-8, as described in our April 19, 2005 letter. In fact, the Proponent provided no evidence proving that he owned IBM stock sufficient to support the filing of a proposal under Rule 14a-8(b), and there is nothing in the Proponent's *own* correspondence to IBM dated April 15, 2005 which can properly serve to satisfy the SEC regulations we pointed out to the Proponent, since statements from a beneficial owner about his own stock ownership cannot, in any event, serve to satisfy the Commission's regulatory requirements for independent corroborative proof of continuous beneficial ownership. In this connection, the staff has made it clear on numerous occasions that assertions by a putative beneficial owner as to his/her own stock ownership and/or the required holding period for such shares cannot serve to establish the requisite proof of beneficial ownership under Rule 14a-8. See International Business Machines Corporation (January 11, 2005); International Business Machines Corporation (December 29, 2003)(also involving Mr. Edward Foster); International Business Machines Corporation (January 14, 2002) Oracle Corporation (June 22, 2001); AT&T Corp. (January 24, 2001) (stockholder's own statements insufficient, even when coupled with brokerage statements); International Business Machines Corporation (December 16, 1998)(statements by proponent as to efficacy of his own brokerage documentation determined by staff to be insufficient to prove that proponent in fact satisfied the continuous minimum ownership requirement for the one year period required by current Rule 14a-8(b)).

The staff has regularly granted no-action relief to registrants where proponents have failed, following a timely and proper request by a registrant, to furnish the full and proper evidence of continuous beneficial ownership called for under the regulations in a timely fashion. International Business Machines Corporation (January 11, 2005); International Business Machines Corporation (January 7, 2004); International Business Machines Corporation (January 22, 2003); International Business Machines Corporation (January 8, 2002); Oracle Corporation (June 22, 2001); Bank of America (February 12, 2001); Eastman Kodak Company (February 7, 2001) (statements deemed insufficient); Bell Atlantic Corporation (July 21, 1999)(proponent's brokerage documentation found by staff insufficient to prove continuous beneficial ownership); Skaneateles Bancorp, Inc. (March 8, 1999)(letter by proponent as to stock ownership coupled with broker's letter also properly determined to be insufficient proof of beneficial ownership under Rule 14a-8(b)). The same result should apply here.

Under the Commission's rules, the burden of establishing proof of continuous beneficial ownership under Rule 14a-8 is on the stockholder, and here, the instant Proponent utterly failed to meet that burden. Under Rule 14a-8(f), the Company timely and courteously notified the Proponent that the Company required proper proof of continuous beneficial ownership of IBM stock, as required by Rule 14a-8(b), and we further advised specifically what would constitute such proper proof. The Company also advised the Proponent of the 14 day time period in the Commission's regulations for furnishing such information to the Company. After having received a timely, clear and specific request for all of the information required by the SEC's regulations, the Proponent failed to provide the information called out by the Company which would prove that the Proponent continuously held the minimum amount of

IBM shares for the requisite period. Because the Proponent failed to respond with the requested information required by Rule 14a-8(b) to prove his claim of continuous beneficial ownership of IBM stock, IBM now respectfully requests your advice that the Division will not recommend any enforcement action to the Commission if IBM omits the instant Proposal from our proxy materials being prepared for the 2006 Annual Meeting under Rules 14a-8(b) and (f).

We are sending the Proponent a copy of this letter, advising him of our intent to exclude the Proposal from the proxy materials for the 2006 Annual Meeting. The Proponent is respectfully requested to copy the undersigned on any response that the Proponent may choose to make to the Commission. If you have any questions relating to this submission, please do not hesitate to contact the undersigned at (914) 499-6148. Thank you for your attention and interest in this matter.

Very truly yours,



Stuart S. Moskowitz
Senior Counsel

Attachments
copy, with attachments, to:

Mr. Edward Foster
3805 Oxbow Village Lane NW
Albuquerque, NM 87120

Exhibit A

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

Attachment: Original Letter

From: email-sjp@events.ihost.com on 04-15-2005 10:30 AM

To: undisclosed-recipients:;
cc:
Subject: General comments: Your resignation

Since becoming CEO of the IBM Company your have performed miserably. Stock is down $46/share
which is 37% loss since you have taken over for Gerstner. You missed revenue in the latest quarter
which drove the stock price to a multi year low and has caused shares to trade down for 11 straight
days. IBM has been downgraded by most that follow the Company and the prospects for impovement are
terrible.

I have read the prospectus you supplied with the 2005 annual meeting notice and proxy statement.
It is filled with promises but lacks execution on your part.

It is time that you resign and direct the board to selcet your replacement.

I wish to submit a shareholder resolution for the 2006 annual meeting that you be terminated and
the board replace you.

Advise Mr. Moskowitz that I have received a proxy voting card (#1992657127656) again for the 2005
meeting as I did for the 2004 meeting. That constitutes cointinued stock ownership and that makes
me eligible to submit a shareholder proposal.

I look forward to a change of CEO for the good of the IBM Company.

This information has been provided by users of the IBM
World Wide Web Home Page for Office.

Originated on:
2005/04/15 14:30:47 CUT

Category/Subject:
Category: General comments
Subject: Your resignation

Originated by:
ed foster

E-Mail: efosteraz@aol.com

Delivered To:
Principal 017

Exhibit B

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8



Office of the Vice President
Assistant General Counsel

New Orchard Road
Armonk, NY 10504

VIA DHL EXPRESS

April 19, 2005

Mr. Ed Foster
3805 Oxbow Village Lane NW
Albuquerque, NM 87120

Re: Your E-Mail of April 15, 2005

Dear Mr. Foster:

I am writing to acknowledge receipt of your e-mail to Sam Palmisano, dated April 15, 2005, which included a stockholder proposal for consideration at our 2006 Annual Meeting that Mr. Palmisano be terminated and replaced by the IBM Board of Directors.

In order to be eligible to submit a proposal for consideration at IBM's 2006 Annual Meeting, SEC Regulation 14A requires that you must have continuously held at least $2,000 in market value, or 1% of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting. Following receipt of your e-mail, we diligently searched our books and records, but were unable to find you listed as a current IBM stockholder of record. In this connection, while we were able to see that you used to maintain three separate accounts of record over the years, we also note you closed the last of those accounts in January 2002. I am therefore now formally requesting from you proof of your IBM stockholdings, as required under the SEC's regulations, and as fully described for your reference in this letter.

If in fact you are an IBM stockholder of record, we apologize for not locating you in our own records. In such case, we will need for you to advise me precisely how your IBM shares are listed on our records, and to provide the company with a written statement that you intend to continue to hold the securities required above through the date of the 2006 meeting of shareholders. In this connection, please understand that any interest in IBM stock you may hold under a 401(k), IRA or elsewhere are not IBM shares of record. As such, we have no way of verifying continuous beneficial ownership of those shares, and hence your eligibility to submit a proposal. Moreover, the voting card number you referenced in your e-mail to Mr. Palmisano does not substantiate proof of continuous beneficial ownership of IBM stock under the SEC's regulations.

If you are not a registered stockholder, please understand that the company does not know that you are a stockholder, or how many shares you own. In this case, you must prove your eligibility to the company in one of two ways: The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. The second way to prove ownership applies only if you have filed a Schedule 13D (17 C.F.R. §240.13d-101), Schedule 13G (17 C.F.R. §240.13d-102), Form 3 (17 C.F.R. §249.103), Form 4 (17 C.F.R. §249.104) and/or Form 5 (17 C.F.R. §249.105), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company: (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level; (B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and (C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual meeting.

Please note that all of the required documentation I've requested in this letter must be sent to directly to my attention at the above address within 14 calendar days of the date you receive this request, and that the Company reserves the right to omit your submission in accordance with the SEC's regulations. Thank you for your continuing interest in IBM.

Very truly yours,

Stuart S. Moskowitz

Stuart S. Moskowitz
Senior Counsel

foster 2006 proposal lwp

Exhibit C

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8

FOR SHIPMENTS WITHIN U.S. ONLY

PLEASE TYPE OR PRINT

A B C

1 Sender Account Number 8937478

Preprint Format No. 118108654

FROM (Company) I B M 0017

Street Address NEW ORCHARD RD

City ARMONK

State NY

ZIP CODE (Required) 10504

Sent by (Name/Dept) S. Moskowitz

Phone (Required) 9144996148

2 TO (Company) PLEASE PRINT NEATLY Mr Ed Foster

Street Address 3805 Oxbow Village Lane NW

City Albuquerque

State NM

ZIP CODE (Required) 87120

Attention: (Name/Dept) Ed Foster

Phone (Required) 5058330357

Description

HAZMAT YES NO (circled: NO)

Sender's Signature S Moskowitz Date 4/9/06

DHL Signature Date

001 (03/04) S-11

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SENDER'S COPY

Exhibit D

International Business Machines Corporation ("IBM")

IBM's request to exclude stockholder proposal from 2006 Proxy Statement pursuant to Rule 14a-8



"DHL" <r+89B4F8001@dhl.com> on 04/20/2005 04:46:26 PM

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

November 30, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: International Business Machines Corporation
Incoming letter dated November 4, 2005

The proposal relates to IBM's chairman and chief executive officer.

There appears to be some basis for your view that IBM may exclude the proposal under rule 14a-8(f). We note that the proponent appears not to have responded to IBM's request for documentary support indicating that he has satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if IBM omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,



Mary Beth Breslin
Special Counsel